UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

April 28, 2005

TDC A/S
(Exact name of registrant as specified in its charter)

Noerregade 21, 0900 Copenhagen C, DK-Denmark
(Address of principal executive offices)

001-12998
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

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To the Stock Exchanges in	April 28, 2005
Copenhagen and New York	Release 8/2005

TDC adopts IFRS

Copenhagen, Denmark - TDC is changing accounting policies to comply with the requirements under the International Financial Reporting Standards (IFRS) and its quarterly report for 1Q 2005 will be based on changed accounting policies. This stock exchange release explains the primary IFRS implications for TDC and presents comparative historical figures.

The primary changes resulting from the adoption of IFRS are:

•	goodwill is no longer amortized
•	recognition of pensions is changed
•	share-based compensations are expensed
•	indirect production costs related to development projects are expensed
•	presentation of financial data is changed.

TDC has decided to apply IFRS retroactively and to disclose adjusted comparative figures for the TDC Group for 2001-20041.

Goodwill
IFRS prohibits the amortization of goodwill. However, goodwill is subject to impairment reviews. Previously, goodwill was amortized on a straight-line basis over the estimated economic life2 and was subject to impairment reviews.

Goodwill amortizations are ceased with retroactive effect from January 1, 2002. Since this date, TDC has performed impairment reviews in accordance with US GAAP requirements3,4.

1 However, not with full retroactive effect for goodwill and pensions.
2 Amortization period not exceeding 20 years.
3 US GAAP: Generally Accepted Accounting Principles applicable in the United States.
4 TDC’s Annual Report includes reconciliation to US GAAP.

TDC A/S	Internet:
Noerregade 21	www.tdc.com
DK-0900 Copenhagen C	E-mail:
Denmark	iinvestorrelations@tdc.dk
Tel. +45 33 43 76 80
Fax +45 33 43 76 78

TDC A/S CVR-nr. 14 77 39 08 Copenhagen

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April 28, 2005	TDC adopts IFRS	Page 2
Release 8-2005

Pensions
Pension costs relating to defined benefit plans are calculated in accordance with IAS 195. Previously, such costs were calculated in accordance with US GAAP FAS Nos. 87-886. The previous and the new accounting policies are both based on the following fundamental principles: Pension costs for defined benefit plans are calculated on the basis of the development in the actuarially determined pension obligations and on the basis of the expected long-term yield on the pension funds’ assets. Differences between assumptions and actual events, and effects of changes in actuarial assumptions, i.e. actuarial gains and losses, are allocated over the expected average remaining service periods of employees, if the differences exceed a defined corridor. Actuarial gains and losses within the defined corridor are not recognized.

The previous accounting policy included recognition of a transition obligation7. Such recognition is not prescribed by IAS 19. The adoption of IAS 19 reduces pension costs compared with the previous accounting policy, as pension costs no longer include amortization of the FAS 87 transition obligation.

The recognition of pensions is changed with retroactive effect from January 1, 2004. In accordance with IFRS 1, unrecognized gains and losses as of that date are recognized directly in equity. Accordingly, total equity is negatively impacted due primarily to the recognition of actuarial gains and losses as well as recognition of the FAS 87 transition obligation.

Share-based compensation
The fair value of share-based compensation provided for employees in exchange for services received is considered an expense and is recognized as such over the vesting period. Previously, the statement of income was not impacted by the share compensation plans owing to hedging of the commitments by acquisition of treasury shares.

Indirect production costs related to development projects
Certain indirect production costs associated with developments projects, including computer software, are expensed. Previously, such costs were capitalized and amortized.

5 IAS 19: International Accounting Standard No. 19, ‘Employee benefits’.
6 US GAAP: Generally Accepted Accounting Principles applicable in the United States. FAS 87: Statement of Financial Accounting Standards No. 87.
7 The transition obligation is an off-balance-sheet liability created under the FAS 87 rules when the pension obligations exceed the fair value of pension plan assets as of the date at which the FAS 87 rules were adopted. This liability is amortized over the expected remaining service periods for the employees expected to receive benefits. The amortization is included in the pension expenses.

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April 28, 2005	TDC adopts IFRS	Page 3
Release 8-2005

Other minor changes
In accordance with IFRS, jubilee benefits provided for employees are recognized in the year in which the associated services are rendered by the employees. Previously, such costs were expensed as incurred.

Furthermore, the accounting for property sale and leaseback agreements with the pension funds8 related to TDC is changed. Gains from the sale of property and subsequent lease expenses resulting from such agreements are not recognized. The properties are included as assets and the amount payable to the pension funds as liabilities in the balance sheet. Previously, the resulting gains were recognized in the statement of income at the date of the sales agreement, and the lease payments were expensed.

Presentation of financial data
The primary changes to the presentation of the statement of income are:

•	‘Work performed for own purposes and capitalized’ is no longer included as revenues. The relevant cost items are reduced correspondingly.
•	A new item ‘Other income and expenses’ is now included. This item includes income, which was earlier included in ‘Other operating income’, as well as losses from e.g. the sale of property, plant and equipment, which were earlier included in ‘Other external charges’.
•	‘Income from associates’ is now shown net after corporate income taxes and now includes one-time items related to associates. Previously, income taxes in associates were classified as income taxes. Furthermore, one-time items related to associates were included in the separate item ‘One-time items’.

The balance sheet categorization of assets and liabilities in non-current and current items, respectively, is changed. Net interest-bearing debt is impacted by the changed accounting for sale and leaseback agreements with TDC’s pension funds, cf. above.

In the cash flow statement the definition of ‘Cash and cash equivalents’ no longer includes marketable securities.

8 TDC made such agreements in 2001.

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April 28, 2005	TDC adopts IFRS	Page 4
Release 8-2005

Comparative figures
Adjusted historical figures, in accordance with the new accounting policies and the new presentation, are included in the following unaudited historical figures:

Table 1	Selected financial and operational data, 2001-2004
Table 2-5	Statements of Income, Balance Sheets, Cash Flow Statements and Statements of Capital expenditures for 2003 and the individual quarters in 2004
Table 6-7	Effect of IFRS for 1Q 2004 and 2004.

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April 28, 2005	TDC adopts IFRS	Page 5
Release 8-2005

Table 1: Selected financial and operational data, 2001-2004

TDC Group[1]		2001	2002	2003	2004

Statements of Income	DKKm

Net revenues		42,008	42,011	41,413	43,570

Earnings before interest, taxes, depreciation and
amortization (EBITDA)		9,393	10,591	11,550	12,446

Depreciation, amortization and impairment losses		(6,687)	(6,107)	(6,241)	(6,696)

Operating income (EBIT), excluding one-time items		2,706	4,484	5,309	5,750

One-time items		(3,264)	(346)	(1,119)	385

Operating income (EBIT), including one-time items		(558)	4,138	4,190	6,135

Income from associates		525	1,295	779	5,643
Net financials		(563)	1,636	(565)	(723)

Income before income taxes		(596)	7,069	4,404	11,055

Total income taxes		(464)	(1,217)	(1,193)	(1,145)

Net income		(1,060)	5,852	3,211	9,910

Attributable to:

- Shareholders of the Parent Company		(526)	6,079	3,203	9,912

- Minority interests		(534)	(227)	8	(2)

Net income, excluding one-time items and fair value
adjustments

Operating income (EBIT), excluding one-time items		2,706	4,484	5,309	5,750

Income from associates		371	1,540	1,340	577
Net financials		(1,186)	(1,621)	(1,152)	(901)

Income before income taxes		1,891	4,403	5,497	5,426

Total income taxes		(1,187)	(1,074)	(1,439)	(1,483)

Net income		704	3,329	4,058	3,943

Balance Sheets	DKKbn

Total assets		86.4	85.0	92.6	90.3
Net interest-bearing debt		33.1	26.0	28.8	20.1
Total equity		32.7	36.0	35.9	38.9

Shares outstanding[2] (million)		216.5	216.5	216.5	204.6

Statements of Cash Flow	DKKm

Operating activities		4,003	9,900	10,679	11,084
Investing activities		(18,025)	(2,102)	(12,618)	2,889
Financing activities		11,034	(6,771)	4,932	(12,573)

Change in cash and cash equivalents		(2,988)	1,027	2,993	1,400

Capital expenditures	DKKbn

Excluding share acquisitions		9.3	6.3	5.5	5.2
Including share acquisitions		21.5	7.4	13.5	10.0

Key financial ratios

Reported EPS[3]	DKK	(4.9)	27.1	14.9	48.3
Adjusted EPS[4]	DKK	3.3	15.4	18.8	19.2
Dividend per share	DKK	11.0	11.5	12.0	12.5
EBITDA margin[5]	%	22.4	25.2	27.9	28.6
Capex-to-net revenues ratio[6]	%	22.1	14.9	13.2	11.9
Return on capital employed (ROCE)[7]	%	7.2	12.6	13.6	12.5

Subscriber base (end of year)	(1,000)

Landline[8]		3,913	3,598	3,631	3,483
Mobile[8]		4,575	4,939	6,199	7,126
Internet		1,403	1,285	1,696	1,814
Cable TV		828	885	924	982

Total subscribers		10,719	10,707	12,450	13,405

Number of employees[9]		22,485	22,263	21,125	20,573

1 2001 includes goodwill amortization. Pension costs are recognized in accordance with US GAAP FAS Nos. 87/88 for 2001-2003 and in accordance with IAS 19 for 2004.
2 The number of shares in 2001-2003 has not been adjusted for treasury shares according to Danish practice as these amounted to less than 2% of the total number of shares outstanding.
3 Net income, including one-time items and fair value adjustments, divided by the average number of outstanding shares.
4 Net income, excluding one-time items and fair value adjustments, divided by the average number of outstanding shares.
5 Earnings before interest, taxes, depreciation and amortization divided by net revenues. 6 Capital expenditures excluding share acquisitions.
7 ROCE is defined as EBIT excluding one-time items plus interest and other financial income excluding fair value adjustments plus income from associates after tax divided by total equity plus interest-bearing debt.
8 The definition of active and inactive customers in TDC Switzerland was changed in 2004. Comparative figures from 2001 to 2003 have been changed accordingly.
9 The number denotes end-of-year full-time employee equivalents including permanent employees, trainees and temporary employees.

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April 28, 2005	TDC adopts IFRS	Page 6
Release 8-2005

Table 2: Statements of Income

TDC Group (DKKm)	2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004	2004

Net revenues
TDC Solutions	18,585	4,587	4,552	4,462	4,988	18,590
- domestic	17,297	4,278	4,241	4,175	4,366	17,061
TDC Mobile International	13,175	3,336	3,716	4,007	4,047	15,105
- domestic	5,613	1,469	1,596	1,697	1,742	6,503
- Talkline etc.	6,692	1,664	1,898	2,059	2,054	7,675
- Bité	870	203	222	251	251	927
TDC Switzerland	9,471	2,409	2,408	2,440	2,435	9,692
TDC Cable TV	1,524	421	430	446	469	1,766
TDC Directories	1,463	213	370	394	459	1,436
Others[1]	(2,805)	(707)	(704)	(727)	(881)	(3,019)

Net revenues	41,413	10,259	10,772	11,022	11,517	43,570

Transmission costs and cost of goods sold	(14,819)	(3,725)	(3,894)	(4,060)	(4,508)	(16,187)
Other external expenses	(7,751)	(2,030)	(2,012)	(1,934)	(1,940)	(7,916)
Wages, salaries and pension costs	(7,525)	(1,741)	(1,888)	(1,769)	(1,837)	(7,235)

Total operating expenses before depreciation etc.	(30,095)	(7,496)	(7,794)	(7,763)	(8,285)	(31,338)

Other income and expenses	232	31	85	40	58	214

Earnings before interest, taxes, depreciation and
amortization (EBITDA)
TDC Solutions	5,686	1,422	1,479	1,484	1,487	5,872
- Domestic	5,752	1,422	1,478	1,491	1,488	5,879
TDC Mobile International	2,364	553	667	754	703	2,677
- Domestic	1,662	440	546	563	486	2,035
- Talkline etc.	513	65	78	125	183	451
- Bité	189	48	43	66	34	191
TDC Switzerland	2,205	579	605	632	641	2,457
TDC Cable TV	170	63	88	90	110	351
TDC Directories	412	(7)	112	171	183	459
Others [1]	713	184	112	168	166	630

Earnings before interest, taxes, depreciation and
amortization (EBITDA)	11,550	2,794	3,063	3,299	3,290	12,446

Depreciation, amortization and impairment losses	(6,241)	(1,577)	(1,627)	(1,608)	(1,884)	~~(6,696 )~~

Operating income (EBIT), excluding one-time
items	5,309	1,217	1,436	1,691	1,406	5,750

One-time items	(1,119)	(558)	-	943	-	385

Operating income (EBIT), including one-time
items	4,190	659	1,436	2,634	1,406	6,135

Income from associates	779	5,421	64	74	84	5,643
- Income from associates, excluding one-time items	1,340	355	64	74	84	577
- One-time items related to associates	(561)	5,066	-	-	-	5,066
Net financials	(565)	(272)	(181)	(278)	8	(723)
- Fair value adjustments	594	12	22	(44)	188	178
- Financial expenses, net	(1,159)	(284)	(203)	(234)	(180)	(901)

Income before income taxes	4,404	5,808	1,319	2,430	1,498	11,055

Income taxes	(1,193)	(168)	(343)	(468)	(166)	(1,145)
- Income taxes related to income, excluding one-time
	(1,445)	(333)	(337)	(471)	(342)	(1,483)
items and fair value adjustments
- Income taxes related to one-time items	306	167	-	(10)	218	375
- Income taxes related to fair value adjustments	(54)	(2)	(6)	13	(42)	(37)

Net income	3,211	5,640	976	1,962	1,332	9,910

Attributable to:
Shareholders of the Parent Company	3,203	5,640	976	1,962	1,334	9,912
Minority interests	8	-	-	-	(2)	(2)

Excluding one-time items and fair value adjustments

Operating income (EBIT), excluding one-time
items	5,309	1,217	1,436	1,691	1,406	5,750

Income from associates, excluding one-time items	1,340	355	64	74	84	577
Net financials	(1,152)	(284)	(203)	(234)	(180)	(901)

Income before income taxes	5,497	1,288	1,297	1,531	1,310	5,426

Income taxes	(1,439)	(333)	(337)	(471)	(342)	(1,483)

Net income	4,058	955	960	1,060	968	3,943

1) Includes TDC Services, TDC A/S and eliminations.

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April 28, 2005	TDC adopts IFRS	Page 7
Release 8-2005

Table 3: Balance Sheets

TDC Group (DKKm)	2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004

Assets
Intangible assets	30,514	30,590	31,463	30,673	33,495
Property, plant and equipment	25,297	25,320	24,678	24,295	26,252
Pension assets	6,509	4,882	4,955	5,345	5,435
Other non-current assets	10,809	4,579	4,417	4,762	5,126
Total non-current assets	73,129	65,371	65,513	65,075	70,308

Trade and other receivables	10,492	8,846	8,628	8,355	8,374
Marketable securities	2,028	2,024	2,718	2,703	3,412
Cash and cash equivalents	5,430	16,382	11,238	10,702	6,838
Other current assets	1,527	1,402	1,176	1,221	1,332
Total current assets	19,477	28,654	23,760	22,981	19,956

Total assets	92,606	94,025	89,273	88,056	90,264
- of which interest-bearing receivables	148	126	107	81	83

Equity and liabilities
Equity attributable to shareholders of the Parent Company	35,929	37,745	35,528	37,388	38,823
Minority interests	2	2	1	1	27
Total equity	35,931	37,747	35,529	37,389	38,850
Long-term debt	33,110	32,432	32,317	29,086	29,142
Deferred tax liabilities	4,885	4,531	4,373	4,503	4,677
Deferred income	968	973	980	974	1,052
Pension liabilities	152	258	254	252	264
Other non-current liabilities	515	977	1,222	912	1,651
Total non-current liabilities	39,630	39,171	39,146	35,727	36,786

Current maturities of long-term debt	2,792	1,941	1,938	2,079	609
Short-term bank loans	533	331	519	448	728
Trade and other payables	10,436	9,286	8,635	9,046	9,535
Deferred income	2,286	2,452	2,449	2,368	2,573
Other current liabilities	998	3,097	1,057	999	1,183
Total current liabilities	17,045	17,107	14,598	14,940	14,628

Total liabilities	56,675	56,278	53,744	50,667	51,414

Total equity and liabilities	92,606	94,025	89,273	88,056	90,264

Net interest-bearing debt	28,829	16,172	20,711	18,127	20,146

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April 28, 2005	TDC adopts IFRS	Page 8
Release 8-2005

Table 4: Statements of Cash Flow

TDC Group (DKKm)	2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004	2004

EBITDA	11,550	2,794	3,063	3,299	3,290	12,446

Change in working capital	525	401	(1,128)	(246)	(117)	(1,090)

Other	125	(456)	1,136	245	388	1,313

Cash flow from operating activities before net financials	12,200	2,739	3,071	3,298	3,561	12,669

Interest paid, net	(826)	(475)	(707)	(80)	22	(1,240)

Realized currency adjustments	(151)	13	67	(40)	68	108

Cash flow from operating activities before tax	11,223	2,277	2,431	3,178	3,651	11,537

Corporate income tax paid	(544)	(274)	(9)	(238)	68	(453)

Cash flow from operating activities	10,679	2,003	2,422	2,940	3,719	11,084

Investments in subsidiaries	(7,904)	(179)	(10)	(5)	(4,567)	(4,761)

Investments in property, plant and equipment	(4,132)	(1,137)	(964)	(905)	(1,437)	(4,443)

Investments in intangible assets	(820)	(129)	(266)	(275)	(268)	(938)

Investments in other non-current assets	(556)	(3)	(25)	(51)	(34)	(113)

Investments in marketable securities	(2,049)	0	(707)	0	(1,734)	(2,441)

Divestments of subsidiaries	(30)	0	0	1,152	0	1,152

Sale of property, plant and equipment	268	55	72	(53)	46	120

Sale of intangible assets and other investments	1,220	842	27	81	812	1,762

Divestments of marketable securities	962	3	6	9	1,008	1,026

Dividends received from associates	423	11,416	108	1	0	11,525

Cash flow from investing activities	(12,618)	10,868	(1,759)	(46)	(6,174)	2,889

Proceeds from long-term loans	9,860	3	26	(2)	28	55

Repayments of long-term debt	(1,400)	(1,639)	(22)	(3,359)	(1,687)	(6,707)

Change in short-term bank loans	(704)	(201)	187	(71)	236	151

Change in minorty interests	0	0	0	0	14	14

Dividends paid	(2,453)	0	(2,555)	0	0	(2,555)

Acquisition of treasury shares, net	(371)	(126)	(3,407)	2	0	(3,531)

Cash flow from financing activities	4,932	(1,963)	(5,771)	(3,430)	(1,409)	(12,573)

Increase/(decrease) in cash and cash equivalents	2,993	10,908	(5,108)	(536)	(3,864)	1,400

Cash and cash equivalents, end of period	5,430	16,382	11,238	10,702	6,838	6,838

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April 28, 2005	TDC adopts IFRS	Page 9
Release 8-2005

Table 5: Capital expenditures, excluding share acquisitions

TDC Group (DKKm)	2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004	2004

TDC Solutions	2,412	557	639	564	687	2,447
- of which domestic	2,327	544	624	553	593	2,314
TDC Mobile International	934	200	193	262	368	1,023
- domestic	669	171	125	186	265	747
- Talkline etc.	61	7	26	38	41	112
- Bité	204	22	42	38	62	164
TDC Switzerland	1,675	230	314	362	290	1,196
TDC Cable TV	275	52	59	43	69	223
TDC Directories	35	7	7	15	25	54
Others [1]	120	22	36	21	171	250

Capex	5,451	1,068	1,248	1,267	1,610	5,193

1 Includes TDC Services, TDC A/S and eliminations.

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April 28, 2005	TDC adopts IFRS	Page 10
Release 8-2005

Table 6: 1Q 2004 – effect of changes

	1Q 2004
	Previous	Reclassi-		1Q 2004
DKKm	Accounting	fications[1]	Effect	IFRS
	policies

EBITDA	2,783	0	11	2,794
Goodwill amortization			-
Pensions			32
Indirect production costs			(14)
Share-based compensation			(11)
Other minor changes			4

Net income, excluding one-time items and
fair value adjustments	602	0	353	955
Goodwill amortization			349
Pensions			24
Indirect production costs			0
Share-based compensation			(23)
Divestments of enterprises[2]			0
Other minor changes			3

Net income	5,626	0	14	5,640
Goodwill amortization			349
Pensions			62
Indirect production costs			0
Share-based compensation			(23)
Divestments of enterprises[2]			(379)
Other minor changes			5

Total equity	36,033	2	1,712	37,747
Goodwill amortization			3,013
Pensions			(1,077)
Indirect production costs			(77)
Share-based compensation			27
Other minor changes			(174)

Net interest-bearing debt	16,028	0	144	16,172
Sale and lease back agreements			144

Increase/(decrease) in cash and cash equivalents	10,905	3	0	10,908

1Reclassifications due to changed presentation.
2Indirect effect of the other changes.

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April 28, 2005	TDC adopts IFRS	Page 11
Release 8-2005

Table 7: 2004 – effect of changes

	1Q 2004
	Previous	Reclassi-		2004
DKKm	Accounting	fications[1]	Effect	IFRS
	policies

EBITDA	12,432	(18)	32	12,446
Goodwill amortization			-
Pensions			128
Indirect production costs			(61)
Share-based compensation			(52)
Other minor changes			17

Net income, excluding one-time items and
fair value adjustments	2,411	(2)	1,534	3,943
Goodwill amortization			1,507
Pensions			92
Indirect production costs			(5)
Share-based compensation			(62)
Divestments of enterprises[2]			(9)
Other minor changes			11

Net income	8,742	(2)	1,170	9,910
Goodwill amortization			1,507
Pensions			130
Indirect production costs			(5)
Share-based compensation			(62)
Divestments of enterprises[2]			(413)
Other minor changes			13

Total equity	35,963	27	2,860	38,850
Goodwill amortization			4,082
Pensions			(1,009)
Indirect production costs			(78)
Share-based compensation			31
Other minor changes			(166)

Net interest-bearing debt	20,010	0	136	20,146
Sale and lease back agreements			136

Increase/(decrease) in cash and cash equivalents	2,815	(1,415)	0	1,400

1Reclassifications due to changed presentation.
2Indirect effect of the other changes.

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April 28, 2005	TDC adopts IFRS	Page 12
Release 8-2005

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC has six main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. The shares are primarily held by institutional investors and private individuals in Europe and the USA.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S (Registrant)
April 28, 2005 (Date)	/s/ OLE SOEBERG Ole Soeberg Senior Vice President, Investor Relations